UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Engility Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29286C 107
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, L.P.
55 East 52nd Street,
33rd Floor
New York, NY 10055
(212) 715-4000

January 14, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286C 107	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 85, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29286C 107	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29286C 107	SCHEDULE 13D	Page 10 of 15

Item 1.  Security and Issuer.

This Amendment No. 3 supplements and amends the Schedule 13D filed on March 5, 2015, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2018 and as further amended by Amendment No. 2 to the Schedule 13D filed on September 11, 2018 (as so amended, the “Schedule 13D”) by the Reporting Persons, relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Engility Holdings, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(ii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”);

(iii)	General Atlantic Partners 85, L.P., a Delaware limited partnership (“GAP 85”);

(iv)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(v)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(vi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”);

(vii)	GAPCO GmbH & Co KG, a German limited partnership (“KG”); and

(viii)	GAPCO Management GmbH, a German corporation (“GmbH Management”)

We refer to GA LLC, GenPar, GAP 85, GAPCO III, GAPCO IV, GAPCO CDA, KG and GmbH Management, collectively, as the “Reporting Persons.”  We refer to GAP 85, GAPCO III, GAPCO IV, GAPCO CDA and KG as the “GA Funds.”

CUSIP No. 29286C 107	SCHEDULE 13D	Page 11 of 15

Each of the Reporting Persons, other than KG and GmbH Management, are located at:

c/o General Atlantic Service Company, L.P.
55 East 52nd Street, 33rd Floor
New York, NY 10055

KG and GmbH Management are located at:

c/o General Atlantic GmbH
Maximilianstrasse 35b
80539 Munich
Germany

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

New Birch Partners, LP (f/k/a Birch Partners, LP) (“Birch Partners”) directly owned all of the shares of Common Stock reported in this Statement.  Birch GP, LLC is the general partner of Birch Partners. The members of Birch GP, LLC are GAP 85 and KKR 2006 Fund L.P.  Each of GAP 85, GAPCO III, GAPCO IV, GAPCO CDA and KG, along with certain other investors, are limited partners of Birch Partners.  The general partner of GenPar is GA LLC.  GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA.  There are 29 managing directors of GA LLC (the “GA Managing Directors”).  The general partner of KG is GmbH Management, and the GA Managing Directors control the investment and voting decisions for GmbH Management.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.
Item 3.  Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.  Purpose of Transaction.

Unchanged.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 12 of 15

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)  None of the Reporting Persons and, to the knowledge of each Reporting Person each other person described in Item 2 hereof, beneficially owns any shares of Common Stock.

(c) Except as set forth in this Amendment No. 3, none of the Reporting Persons and, to the knowledge of each Reporting Person each other person described in Item 2 hereof, has effected any transactions in shares of Common Stock in the past 60 days.

(d) Not applicable.

(e) As of January 14, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 of the Schedule 13D is supplemented by the following:

On January 14, 2019, Science Applications International Corporation (“SAIC”) acquired the Issuer pursuant to that certain Agreement and Plan of Merger entered into by and among the Issuer, SAIC and Raptors Merger Sub, Inc., a direct wholly owned subsidiary of SAIC (“Merger Sub”), dated as of September 9, 2018 (the “Merger Agreement”).  In accordance with the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving such merger as a wholly-owned subsidiary of SAIC (the “Merger”).  Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by the Issuer or any of its subsidiaries), automatically converted into the right to receive 0.450 validly issued, fully paid and non-assessable shares of SAIC common stock.  Immediately prior to the closing of the Merger, each of Birch Partners and Birch GP dissolved, and Birch Partners distributed its rights and interests in the shares of Common Stock it held to its limited partners.

In connection with the completion of the Merger, the Stockholders Agreement, dated February 26, 2015, as amended, by and among the Issuer, Birch Partners, and for the limited purposes set forth therein, the KKR Investors and GA Investors, terminated pursuant to its terms.

Item 7.  Materials to be Filed as Exhibits.

 Unchanged.

CUSIP No. 29286C 107	SCHEDULE 13D	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 16, 2019.

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 29286C 107	SCHEDULE 13D	Page 14 of 15

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 29286C 107	SCHEDULE 13D	Page 15 of 15

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

SCHEDULE A

GA Managing Directors (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Chris Caulkin	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Alex Crisses	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
Michelle Dipp	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Roni Elchahal	23 Savile Row London W1S 2ET United Kingdom	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Pamela Fang	Suite 1704, 17/F Alexandra House 18 Chater Road Central, Hong Kong China	United States
Andrew Ferrer	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Wai Hoong Fock	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore

Name	Business Address	Citizenship
Aaron Goldman	23 Savile Row London W1S 2ET United Kingdom	United States
David C. Hodgson (Vice Chairman)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Peter Munzig	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Joern Nikolay	Maximilianstrasse 35b 80539 Munich Germany	Germany

Name	Business Address	Citizenship
Shantanu Rastogi	Level 19, Birla Aurora Dr. Annie Besant Road Worli Mumbai 400 030 India	India
David A. Rosenstein	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Ashish Saboo
General Atlantic Singapore Fund Management Pte. Ltd. (Representative Office)
Unit # 2817, 28th Floor,
DBS Bank Tower,
Ciputra World One,
Jl Prof. Dr. Satrio Kav. 3-5,
Kel. Karet Kuningan, Kec. Setiabudi,
Jakarta Selatan 12940, Indonesia
India
Paul Stamas	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Tanzeen Syed	55 East 52nd Street 33rd Floor New York, New York 10055	United States and Bangladesh
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Chi Eric Zhang	Unit 2707 Tower S2 Bund Finance Centre No. 600 Zhongshan Dong Er Road Huangpu District Shanghai, 200010 China	Hong Kong SAR